June 30, 1998

            Securities and Exchange Commission
            Judiciary Plaza
            450 Fifth Street, N.W.
            Washington, D.C.  20549

            Re: Astec Industries, Inc. (the "Company")
            Annual Report on form 11-K, Commission File No. 0-4714

            Ladies and Gentlemen:

            The Company hereby is filing by electronic transmission with the Commission, pursuant to the Securities Exchange Act of 1934, the Company's Annual Report of Form 11-K for the 401(k) Retirement Plan for the fiscal year ended December 31, 1997, including exhibits.

            Finally, pursuant to the Company's Nasdaq Market System Listing Agreement, by filing via EDGAR, we are fulfilling the NASDAQ filing requirements for Form 11-K, including exhibits, to the National Association of Securities Dealers, Inc.

            If  you   have  any   questions  concerning   the  foregoing
            materials, please call the undersigned at 423-867-4210.

            Sincerely,

            /s/ Kimberly R. Greene
            Kimberly R. Greene
            Assistant Controller


            SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549

            FORM 11-K


            (Mark One)

            ( x ) ANNUAL  REPORT  PURSUANT  TO   SECTION  15(d)  OF  THE
            SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1997

            or

            ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to
            _____________________

            Commission File No. 0-14714

            Full title and address of the plan, if different from that of the issuer named below:

            ASTEC INDUSTRIES, INC. 401(K) RETIREMENT PLAN
            P.O. Box 72787
            4101 Jerome Avenue
            Chattanooga, Tennessee 37407
            (423) 867-4210

            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            ASTEC INDUSTRIES, INC.
            P.O. Box 72787
            4101 Jerome Avenue
            Chattanooga, Tennessee 37407
            (423) 867-4210


            REQUIRED INFORMATION

            The following  financial statements and schedules  have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

            Report of Independent Auditors

            Statement of  Net Assets Available  for Benefits,  with Fund
            Information

            Statement of Changes in Net Assets Available for Benefits, with Fund Information

            Notes to Financial Statements

            Schedule of Reportable Transactions

            Schedule of Assets Held for Investment Purposes

            Exhibit 23   Consent of Ernst & Young LLP, Independent Auditors

            Audited Financial Statements and Schedules

            Astec Industries, Inc. 401(k) Retirement Plan

            Years ended December 31, 1997 and 1996
            with Report of Independent Auditors

            Astec Industries, Inc. 401(k) Retirement Plan

            Audited Financial Statements and Schedules

            December 31, 1997 and 1996

            Contents

            Report of Independent Auditors

            Audited Financial Statements
            Statements of  Net Assets Available for  Benefits, with Fund
                 Information
            Statement of  Changes in Net Assets  Available for Benefits,
                 with Fund Information
            Notes to Financial Statements

            Schedules
            Schedule of Reportable Transactions
            Schedule of Assets Held for Investment Purposes

                               Report of Independent Auditors

            Plan Committee
            Astec Industries, Inc. 401(k) Retirement Plan

            We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

            Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund and is not a required part of the financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


            June 30, 1998

Astec Industries, Inc. 401(k) Retirement Plan

Statements of  Net Assets Available for  Benefits, with Fund Information

December 31, 1997 Fund Information

            American      American     American
            Century       Century      Century      American                Astec
            Strategic     Strategic    Strategic    Century     American    Industries,
            Allocation    Allocation   Allocation   Income and  Century     Inc.
            Conservative  Moderate     Aggressive   Growth      Value       Common
            Fund          Fund         Fund         Fund        Fund        Stock
Assets
Investments $1,068,864    $2,167,181   $647,379    $7,674,185  $5,250,055  $1,091,229
(Note 3)
Cash and
  cash            -           -            -        -           -              42,601
  equivalents
Participant
notes             -           -            -        -           -           -
receivable

Net Assets   $1,068,864  $2,167,181   $647,379     $7,674,185  $5,250,055  $1,133,830


December 31, 1997 Fund Information, continued

            Benham       Massachusetts  Twentieth      Twentieth   Twentieth   Twentieth
            Prime Money  Investors      Century        Century     Century     Century
            Market Fund  Trust          International  Growth      Ultra       Vista
                         Fund           Growth         Investors   Investors   Investors   Loan
                                        Fund           Fund        Fund        Fund        Fund        Total

Investments $4,044,857   $1,621,711     $1,355,197     $3,377,743  $5,398,775  $757,830    $  -        $34,455,006
(Note 3)
Cash and
  cash
  equivalents    -            -           -                 -           -           -          -            42,601
Participant
  notes
  receivable     -            -           -                 -           -           -       1,832,335    1,832,335

Net Assets  $4,044,857   $1,621,711     $1,355,197     $3,377,743  $5,398,775  $757,830    $1,832,335  $36,329,942



December 31, 1996 Fund Information
              Astec                                  Phoenix      Twentieth   Twentieth
              Industries               Massachusetts Investments  Century     Century
              Inc.         First GIC   Investors     Total        Growth      Ultra
              Common       Investment  Trust         Return       Investors   Investors
              Stock        Fund        Fund          Fund         Fund        Fund

Assets
Investments   $501,985     $8,686,666  $4,960,710 $2,492,516  $4,101,090      $6,027,301
(Note 3)
Accrued
investment         139          -           -          -           -
income
Cash and cash
equivalents     37,137          -           -          -           -
Participant
notes              -            -           -          -           -
receivable

Net Assets     $539,261     $8,686,666  $4,960,710 $2,492,516 $4,101,090       $6,027,301

See accompanying notes.

December 31, 1996 Fund Information, continued

                            Loan
                            Fund        Total

Investments                 $  -        $26,770,268
  (Note 3)
Accrued investment
  income                       -                139
Cash and
  cash equivalents             -             37,137
Participant notes
  receivable                1,476,551     1,476,551
Net Assets                 $1,476,551   $28,284,095



Astec Industries, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 1997

                   American      American    American
                   Century       Century     Century    American              Astec        Benham
                   Strategic     Strategic   Strategic  Century     American  Industries,  Prime
                   Allocation    Allocation  Allocation Income and  Century   Inc.         Money
                   Conservative  Moderate    Aggressive Growth      Value     Common       Market
                   Fund          Fund        Fund       Fund        Fund      Stock        Fund

Additions
to net assets
attributed to:
Investments
 Net appreciation
 (depreciation)    $16,451      $56,955     $10,593   $562,001    $292,990    $461,744     $  -
 in fair value
 of investments
 Investment
 income             15,748       25,926      8,996     52,498      33,609        1,477       87,238

                    32,199       82,881      19,589    614,499     326,599     463,221       87,238

Contributions
 Participants       40,537       109,698     51,004    426,569     280,198     129,291      152,537
 Employer           12,424       28,460      12,370    78,268      50,592       27,956       42,608
                    52,961       138,158     63,374    504,837     330,790     157,247      195,145
Total additions     85,160       221,039     82,963  1,119,336     657,389     620,468      282,383

Deductions from net
 assets attributed to:
  Benefits paid to
   participants      4,530        56,316     15,878     42,574      13,898      23,708      301,615
Total deductions     4,530        56,316     15,878     42,574      13,898      23,708      301,615

Net increase
 prior to
 interfund
 transfers          80,630       164,723     67,085  1,076,762     643,491     596,760      (19,232)
Interfund transfers
 (net)             988,234     2,002,458    580,294  6,597,423   4,606,564      (2,191)   4,064,089
Net increase
 (decrease)      1,068,864     2,167,181    647,379  7,674,185   5,250,055     594,569    4,044,857
Net assets
available
for benefits
  Beginning of year   -            -           -         -           -         539,261        -
End of year     $1,068,864    $2,167,181   $647,379 $7,674,185  $5,250,055  $1,133,830   $4,044,857

See accompanying notes.


                                                              Twentieth     Twentieth   Twentieth  Twentieth
                                 Massachusetts  Phoenix       Century       Century     Century    Century
                    First GIC    Investors      Investments   International Growth      Ultra      Vista
                    Investment   Trust          Total Return  Growth        Investors   Investors  Investors    Loan
                    Fund         Fund           Fund          Fund          Fund        Fund       Fund         Fund       Total

Additions to net assets
 attributed to:
  Net appreciation
   (depreciation) in
   fair value of
   investments   $341,525     $1,268,370     $222,863      $(55,416)    $1,096,206   $1,305,322 $ (47,317)   $  -        $5,532,287
Investment income    -            30,459       31,270         3,918         -             1,713        -      132,130       424,982

                  341,525      1,298,829      254,133       (51,498)     1,096,206    1,307,035   (47,317)    132,130     5,957,269

Contributions
  Participants    463,327        318,291      142,041        91,192        461,689      662,377    41,951        -        3,370,702
  Employer        132,164         79,291       39,065        21,650        105,992      142,999     9,215        -          783,054

                  595,491        397,582      181,106       112,842        567,681      805,376    51,166        -        4,153,756
Total additions   937,016      1,696,411      435,239        61,344      1,663,887    2,112,411     3,849     132,130    10,111,025

Deductions from net
assets attributed to:
 Benefits paid to
  participants    853,727        200,329      93,556          5,902        165,756      234,960     2,224      50,205     2,065,178
                  853,727        200,329      93,556          5,902        165,756      234,960     2,224      50,205     2,065,178

Net increase prior to
 interfund
 transfers         83,289      1,496,082     341,683         55,442      1,498,131    1,877,451     1,625      81,925     8,045,847
Interfund transfers
  (net)        (8,769,955)    (4,835,081) (2,834,199)     1,299,755     (2,221,478)  (2,505,977)  756,205     273,859         -
Net increase
  (decrease)   (8,686,666)    (3,338,999) (2,492,516)     1,355,197       (723,347)    (628,526)  757,830     355,784     8,045,847

Net assets available
 for benefits
Beginning of
 year           8,686,666      4,960,710   2,492,516          -          4,101,090     6,027,301     -      1,476,551    28,284,095
End of year    $   -          $1,621,711   $  -          $1,355,197     $3,377,743    $5,398,775 $757,830  $1,832,335   $36,329,942

            1. Description of Plan

            The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

            The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a committee appointed by the Company.

            Contributions

            Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $9,500, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

            Participant Accounts

            Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            Vesting

            Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.

            Description of Plan (Continued)

            Investment Options

            During 1997, the Plan was amended to expand investment options from six funds to twelve funds. Participants may direct employer and employee contributions into any of twelve investment funds.

            American Century Strategic Allocation Conservative Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

            American Century Strategic Allocation Moderate Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

            American Century Strategic Allocation Aggressive Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

            American Century Income and Growth Fund - Funds are invested in shares of a registered investment company that invests in common stocks of large companies with a high dividend yield.

            American Century Value Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-established companies.

            Astec Industries, Inc. Common Stock - Funds are invested in common stock of the Company.

            Benham Prime Money Market Fund - Funds are invested in a registered investment company that invests in U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

            Massachusetts Investors Trust Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-known companies across a wide range of industries.

            Twentieth Century International Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of foreign companies.

            Twentieth Century Growth Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with accelerated earnings and revenues.


            Description of Plan (Continued)

            Investment Options (Continued)

            Twentieth Century Ultra Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of small to medium sized companies.

            Twentieth Century Vista Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with better than average prospects for appreciation.

            Participants may change their investment options quarterly.

            Participant Notes Receivable

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from
            (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 1997 range from 7.0% to 10.0%. Principal and interest is paid ratably through monthly payroll deductions.

            Payment of Benefits

            On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

            Summary of Significant Accounting Policies

            Basis of Presentation

            The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

            Investments

            The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

            Summary of Significant Accounting Policies (Continued)

            Use of Estimates

            The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            Investments

            The Plan's investments are summarized in the table below and in the accompanying schedule.

                                                         December 31
                                                      1997         1996

            Investments at Fair Value as
            Determined by Quoted Market Price
            Shares of mutual funds:
            American  Century Strategic  Allocation
              Conservative Fund, 201,672 shares       $1,068,864   $  -
            American  Century Strategic  Allocation
              Moderate Fund, 372,368 shares            2,167,181      -
            American  Century Strategic  Allocation
              Aggressive Fund, 107,360 shares            647,379      -
            American  Century  Income   and  Growth
              Fund, 315,811 shares                     7,674,185      -
            American  Century Value  Fund,  755,404
              shares                                   5,250,055      -
            Benham   Prime   Money   Market   Fund,
              4,044,875 shares                         4,044,857      -
            First  GIC  Investment   Fund,  480,059
              shares                                       -         8,686,666
            Massachusetts  Investors   Trust  Fund,
              343,064 shares                           1,621,711     4,960,710
            Phoenix Investments Total Return Fund,
              160,601 shares                               -         2,492,516
            Twentieth Century  International Growth
              Fund, 165,470 shares                     1,355,197      -
            Twentieth   Century  Growth   Investors
            Fund, 140,681 shares                       3,377,743     4,101,090
            Twentieth   Century   Ultra   Investors
              Fund, 197,757 shares                     5,398,775     6,027,301
            Twentieth   Century   Vista   Investors
            Fund, 61,017 shares                          757,830      -
            Shares of common stock:
            Astec Industries, Inc., 52,843 shares      1,091,229       501,985
            Investments at Estimated Fair Value       34,455,006    26,770,268
            Participant notes receivable               1,832,335     1,476,551
            Total investments at fair value          $36,287,341   $28,246,819

            Administrative Expenses

            Administrative expenses of the Plan for 1997 were paid by the Company.

            Plan Termination

            Although  it has  not expressed  any  intent to  do so,  the
            Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

            Income Tax Status

            The Internal Revenue Service has ruled that the Plan is qualified under Section 401(a) of the Internal Revenue Code and the related trust is, therefore, not subject to tax under existing income tax laws. The Plan obtained its latest determination letter on November 2, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.


Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions

Year Ended December 31, 1997

Party        Description of Assets   Type of       Purchase     Selling    Cost         Current Value        Net
Involved                             Transaction   Price        Price      of           of Asset on          Gain
                                                                           Asset        Transaction Date     (Loss)

Category (i) - individual transactions in excess of five percent of plan assets
American     Income and Growth        Purchase     $2,720,535   $  -       $2,720,535   $2,720,535           $   -
Century      Fund
Investments
                                      Purchase      1,856,408      -        1,856,408    1,856,408               -

American     American Century         Purchase      3,268,450      -        3,268,450    3,268,450               -
Century      Value Fund
Investments

American     Benham Prime Money       Purchase      2,751,212      -        2,751,212    2,751,212               -
Century      Market Fund              Purchase      3,508,319      -        3,508,319    3,508,319               -
Investments                           Purchase      2,000,000      -        2,000,000    2,000,000               -
                                      Purchase      2,000,000      -        2,000,000    2,000,000               -
                                      Sale             -       1,754,160    1,754,160    1,754,160               -
                                      Sale             -       2,000,000    2,000,000    2,000,000               -
                                      Sale             -       2,000,000    2,000,000    2,000,000               -
                                      Sale             -       2,278,691    2,278,691    2,278,691               -



Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions (Continued)
Year Ended December 31, 1997

                                                                                                Current Value
                                                                                         of Asset on
Party                                Type of      Purchase      Selling      Cost of     Transaction    Net
Involved       Description of Asset  Transaction  Price         Price        Asset       Date           Gain (Loss)

Category (i)- individual transactions in excess of five percent of plan assets (continued)

Massachusetts  Massachusetts          Sale         $  -         $4,176,611   $3,292,097  $4,176,611     $884,514
Financial      Investors Trust
Services       Fund
Company


Phoenix        Phoenix  Total         Sale            -          2,701,118    2,816,986   2,701,118     (115,868)
Investments    Return Fund


American       Twentieth Century      Sale            -          2,694,997    2,156,199   2,694,997      538,798
Century        Growth Investors
Investments    Fund


American      Twentieth Century       Sale            -          2,854,267   2,142,591    2,854,267      711,676
Century       Ultra Investors Fund
Investments


Category (iii) -  series of  securities transactions  in excess  of five  percent of  plan assets

American      American  Century       Several      2,531,162         -       2,531,162    2,531,162          -
Century       Strategic Allocation    Purchases
Investments   Moderate Fund

                                      Several          -           351,818     346,328      351,818        5,490
                                      Sales


American      American Century        Several      7,964,695         -       7,964,695    7,964,695          -
Century       Income and Growth       Purchases
Investments   Fund

                                      Several           -          227,590     217,460      227,590       10,130
                                           Sales

Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions (Continued)
Category (iii) - series of securities transactions in excess of five percent of plan assets (continued)

American                              Several     $ 5,698,067    $      -    $ 5,698,067    $5,698,067     $   -
Century       Value Fund              Purchases
Investments

                                      Several          -             260,097     259,844       260,097         253
                                      Sales

American       Benham Money Market    Several      12,652,409           -     12,652,409    12,352,409         -
Century        Fund                   Purchaes
Investments

                                      Several          -           8,607,534   8,607,534     8,607,534         -
                                      Sales

First          First GIC Investment   Several       1,487,884           -      1,487,884     1,487,884         -
Trust          Fund                   Purchases
National
Association

                                      Several          -           10,524,502  9,249,139    10,524,502      1,275,363
                                      Sales

Massachusetts  Massachusetts          Several       1,400,428           -      1,400,428     1,400,428         -
Financial      Investors Trust Fund   Purchases
Services
Company
                                      Several           -           5,790,233  4,534,587     5,790,233      1,255,646
                                      Sales

Phoenix        Phoenix Total Return   Several         476,617           -        476,617       476,617         -
Investments    Fund                   Purchases

                                      Several           -           3,159,637  3,031,583     3,159,637        128,054
                                      Sales

American       Twentieth Century      Several       1,826,213           -      1,826,213     1,826,213          -
Century        International Growth   Purchases
Investments    Fund
                                      Several           -             233,754    245,551       233,754        (11,797)
                                      Sales

American       Twentieth Century      Several       1,935,332           -      1,935,332     1,935,332          -
Century        Growth      Investors  Purchases
Investments    Fund
                                      Several           -           3,262,276  2,583,514     3,262,276        678,762
                                      Sales

American       Twentieth Century      Several       3,224,599           -      3,224,599     3,224,599          -
Century        Ultra Investors Fund   Purchases
Investments    Fund
                                      Several           -          4,072,408   3,200,928     4,072,408        871,480
                                      Sales

There were no category (ii) or (iv) reportable transactions during 1997.

Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes
December 31, 1997
                                                                     Current
Description of Investment                              Cost          Value

Mutual Funds:
American Century Strategic Allocation
  Conservative Fund                                    $1,109,489   $1,068,864
American  Century   Strategic  Allocation
  Moderate Fund                                         2,184,834    2,167,181
American  Century   Strategic  Allocation
  Agressive Fund                                          660,082      647,379
American Century Income and Growth Fund                 7,747,287    7,674,185
American Century Value Fund                             5,708,223    5,250,055
Benham Prime Money Market Fund                          4,044,857    4,044,857
Massachusetts Investors Trust Fund                      1,528,062    1,621,711
Twentieth Century International Growth Fund             1,580,662    1,355,197
Twentieth Century Growth Investors Fund                 3,551,747    3,377,743
Twentieth Century Ultra Investors Fund                  6,181,743    5,398,775
Twentieth Century Vista Investors Fund                    851,498      757,830
                                                       35,148,484   33,363,777

Common Stocks:
 Astec Industries, Inc. Common Stock                      809,743    1,091,229

Participant Notes Receivable                                -        1,832,335

                                                      $35,958,227  $36,287,341

SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 30, 1998.

            ASTEC INDUSTRIES, INC.

            401(k) RETIREMENT PLAN

            By: /s/ J. Don Brock

            J. Don Brock, Chairman
            Astec Industries, Inc.
            401(k) Retirement Plan Committee


            Exhibit 23
            Consent of Independent Auditors

            We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61461) pertaining to the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") of our report dated June 30, 1998, with respect to the financial statements and schedules of the Astec Industries, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

            /s/ ERNST & YOUNG LLP

           Chattanooga,  Tennessee
           June 30, 1998